EXHIBIT 99.1

November 29, 2011

Immediate Report

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

On November 28, 2011, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") that a claim together with a motion to certify the claim as a class action was filed against it in the District Court in Haifa.

The claim contends that Pelephone’s service centers are unlawfully recording its customers conversations.

The remedies sought in the claim are, among others, a declaratory judgment establishing that Pelephone violated the law, an injunction preventing Pelephone from proceeding with such recording of customers, an order to erase the existing tapes, and a monetary relief in the aggregate amount of NIS 285 million (according to the claim, the sum was calculated by multiplying a personal claim of NIS 100 by the number of Pelephone subscribers).

Pelephone is studying the claim and neither Pelephone nor the Company is able, at the present stage, to evaluate the likelihood of its success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.